UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

On January 4, 2019, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held a special general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on November 30, 2018.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) constituting a quorum, each of the following proposals (Proposals 1 through 3 described in the Proxy Statement) was duly adopted by the requisite majority (including, with respect to Proposals 2 and 3, a special majority) under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.

The election of Mr. Ohad Melnik to our Board of Directors in replacement of Ms. Dafna Cohen, for a term expiring at our next annual general meeting of shareholders and until his successor is duly elected;

2.

Re-election to our Board of Directors of Ms. Iris Yahal as an external director, for a term of three years from the date of the Meeting, in accordance with the provisions of the Companies Law; and

3.

Re-election to our Board of Directors of Mr. Eli Zamir as an external director, for a term of three years from the date of the Meeting, in accordance with the provisions of the Companies Law;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: January 7, 2019	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer